Exhibit 99.1

QIWI ANNOUNCES FIRST-QUARTER 2014 RESULTS

Total Adjusted Net Revenue Increases 46% to RUB 1,877 Million

Adjusted Net Profit Increases 72% to RUB 785 Million or RUB 14.78 per share

QIWI Raises 2014 Guidance

Board of Directors Approves Dividend of 29 cents per share

MOSCOW, RUSSIA – May 21, 2014 – QIWI plc, (NASDAQ: QIWI) (“QIWI” or the “Company”) today announced results for the first-quarter ended March 31, 2014.

First-Quarter 2014 Operating and Financial Highlights

•	Total Adjusted Net Revenue increased 46% to RUB 1,877 million ($52.6 million)

•	Adjusted EBITDA increased 75% to RUB 1,068 million ($29.9 million)

•	Adjusted Net Profit increased 72% to RUB 785 million ($22.0 million), or RUB 14.78 per diluted share

•	Total payment volume increased 20% to RUB 149.6 billion ($4.2 billion)

“I am pleased with the strong start to the year,” said Sergey Solonin, QIWI’s chief executive officer. “Our strong financial performance demonstrates that we continue to execute and gain share in the fast-growing payments markets we serve. Looking forward, we will continue to focus on our core strategies of expanding the number of participants in our network, increasing the utilization of our services, and driving the adoption of Visa QIWI Wallet.”

First-Quarter 2014 Results

Revenues: Total Adjusted Net Revenue for the quarter ended March 31, 2014 was RUB 1,877 million ($52.6 million), an increase of 46% compared with RUB 1,284 million in the prior year.

Payment Adjusted Net Revenue was RUB 1,362 million ($38.2 million), an increase of 51% compared with RUB 900 million in the prior year. Payment Adjusted Net Revenue growth was predominantly driven by an increase in payment volume and net revenue yield in the E-commerce, Financial Services and Money Remittances market segments.

Other Adjusted Net Revenue, which is principally composed of revenue from inactivity fees, interest on deposits and on overdrafts provided to agents, cash and settlement services, and advertising, was RUB 515 million ($14.4 million), an increase of 34% compared with RUB 383 million in the prior year. Inactivity fees for the first quarter were RUB 127 million ($3.6 million) compared with RUB 55 million in the prior year. Other Adjusted Net Revenue excluding revenue from fees for inactive accounts increased 18% compared with the same period in the prior year.

Total Adjusted Net Revenue excluding revenue from fees for inactive accounts increased 42% compared with the same period in the prior year.

Adjusted EBITDA: For the quarter ended March 31, 2014, Adjusted EBITDA was RUB 1,068 million ($29.9 million), an increase of 75% compared with RUB 611 million in the prior year. Adjusted EBITDA growth was mainly driven by revenue growth and continued operating leverage in the business. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Adjusted Net Revenue) was 56.9% compared with 47.6% in the prior year. Adjusted EBITDA excluding inactivity fees was RUB 941 million ($26.4 million), an increase of 69% compared with RUB 556 million in the prior year. Adjusted EBITDA margin excluding inactivity fees was 53.8% compared with 45.2% in the prior year.

Adjusted Net Profit: For the quarter ended March 31, 2014, Adjusted Net Profit was RUB 785 million ($22.0 million), an increase of 72% compared with RUB 455 million in the prior year. The increase in Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA. Adjusted Net Profit excluding inactivity fees (net of tax) increased 66% compared with the prior year.

Other Operating Data: For the quarter ended March 31, 2014, total payment volume was RUB 149.6 billion ($4.2 billion), an increase of 20% compared with RUB 124.5 billion in the prior year. Average payment net revenue yield was 0.91%, an increase of 19 bps compared with 0.72% in the prior year. The increase in payment volume and average net revenue yield in the first quarter was mainly driven by strong growth in the E-commerce, Financial Services and Money Remittances market segments.

The total average Net Revenue Yield was 1.26%, an increase of 23 bps as compared with 1.03% in the prior year. The total average Net Revenue Yield excluding the effect of inactivity fees was 1.17%, an increase of 18 bps as compared with the same period in the prior year.

The number of active kiosks and terminals was 167,713, an increase of 1% compared with the prior year, primarily driven by an increase in self-service kiosks partially offset by a decrease in other terminals. The number of active Visa Qiwi Wallet accounts was 15.6 million in the first quarter 2014, an increase of 2.6 million, or 20%, as compared with 13.0 million in the first quarter 2013.

Recent Developments

Dividend: QIWI announces that following the determination of first-quarter 2014 financial results its Board of Directors recommended a dividend of USD 29 cents per share. The dividend record date is June 1, 2014, and the Company intends to pay the dividend on June 3, 2014. The holders of ADSs will receive the dividend shortly thereafter.

Changes in Company Reporting: Beginning January 1, 2014, QIWI revised its financial reporting structure such that it has one financial reporting segment. The Company decided to consolidate the Company’s previous financial reporting segments, Visa QIWI Wallet and QIWI Distribution, in order to better reflect QIWI’s underlying business in light of the growing interconnectedness and interrelation between Visa QIWI Wallet and QIWI Distribution. In addition, in order to provide additional transparency into its core payments-related businesses, QIWI began reporting two components of Total Adjusted Net Revenue, Payment Adjusted Net Revenue and Other Adjusted Net Revenue, in order to highlight different revenue streams of QIWI’s business. Payment Adjusted Net Revenue is also reported according to five market segments or market verticals: i) E-commerce, ii) Financial Services, iii) Money Remittances, iv) Telecom and v) Other. QIWI concluded that presenting its financial information and other operating data in this way would be more appropriate for securities analysts, investors and other interested parties to develop an understanding and evaluate the performance of QIWI’s underlying business. For a reconciliation of Total Adjusted Net Revenue, Payment Adjusted Net Revenue and Other Adjusted Net Revenue to gross revenue as included in this earnings release, please see “Non-IFRS Financial Measures and Supplemental Financial Information.”

2014 Guidance

QIWI is upgrading its 2014 outlook as compared to its previously announced outlook:

•	Total Adjusted Net Revenue is expected to increase by 24% to 26% over 2013

•	Adjusted Net Profit is expected to increase by 27% to 29% over 2013

This guidance reflects QIWI’s current and preliminary view, which is subject to change.

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss first quarter 2014 financial results today at 8:30 a.m. ET. Hosting the call will be Sergey Solonin, chief executive officer, and Alexander Karavaev, chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or +1 (201) 493-6780 for international callers. A replay will be available today at 11:30 a.m. ET and can be accessed by dialing +1 (877) 870-5176 or +1 (858) 384-5517 for international callers; the pin number is 13579946. The replay will be available until Wednesday May 28. The call will be webcast live from QIWI’s website at https://www.qiwi.ru under the Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 15.5 million virtual wallets, over 167,000 kiosks and terminals, and enabled merchants to accept over RUB 49 billion cash and electronic payments monthly from over 70 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total adjusted net revenue, adjusted net profits and net revenue yield, dividend payments, the growth of Visa QIWI Wallet, payment volume growth, and growth in QIWI’s distribution network. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, competition, a decline in average net revenue yield, fees levied on QIWI’s consumers, regulation, QIWI’s ability to grow Visa QIWI Wallet, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Yakov Barinskiy

Head of Investor Relations

+7.499.709.0192

ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in thousands, except per share data)

	As of December 31,	As of March 31,	As of March 31,
	2013 (audited)	2014 (unaudited)	2014
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	307,500	326,230	9,141
Goodwill and other intangible assets	2,405,645	2,375,818	66,574
Long-term debt instruments	1,376,862	1,652,483	46,305
Long-term loans	10,637	24,177	677
Deferred tax assets	183,333	214,301	6,005
Other non-current assets	38,394	38,614	1,082

Total non-current assets	4,322,371	4,631,623	129,785

Current assets
Trade and other receivables	2,772,297	2,165,402	60,678
Short-term loans	65,430	60,188	1,687
Short-term debt instruments	1,635,291	825,472	23,131
Prepaid income tax	60,537	60,406	1,693
VAT and other taxes receivable	12,478	38,715	1,085
Cash and cash equivalents	11,636,913	8,127,674	227,749
Other current assets	159,264	189,244	5,303

Total current assets	16,342,210	11,467,101	321,324

Total assets	20,664,581	16,098,724	451,109

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	907	909	25
Additional paid-in capital	1,909,172	1,876,104	52,571
Other reserve	304,186	421,355	11,807
Retained earnings	573,604	1,277,939	35,810
Translation reserve	10,757	16,545	464

Total equity attributable to equity holders of the parent	2,798,626	3,592,852	100,677
Non-controlling interest	(94,766)	(121,894)	(3,416)

Total equity	2,703,860	3,470,958	97,261

Non-current liabilities
Long-term borrowings	109,351	142,560	3,995
Long-term deferred revenue	31,629	27,943	783
Deferred tax liabilities	58,630	47,298	1,325
Long-term accounts payable	7,625	—	—

Total non-current liabilities	207,235	217,801	6,103

Current liabilities
Short-term borrowings	635	315,805	8,849
Trade and other payables	16,768,973	11,122,414	311,666
Amounts due to customers and amounts due to banks	831,226	758,758	21,261
Income tax payable	10,823	82,098	2,301
VAT and other taxes payable	95,403	97,674	2,737
Deferred revenue	46,233	31,007	869
Other current liabilities	193	2,209	62

Total current liabilities	17,753,486	12,409,965	347,745

Total equity and liabilities	20,664,581	16,098,724	451,109

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 35.687 to U.S.$1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2014.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in thousands, except per share data)

	Three months ended (unaudited)
	March 31, 2013	March 31, 2014	March 31, 2014
	RUB	RUB	USD(1)
Revenue	2,532,696	3,259,462	91,335
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	1,476,430	1,688,133	47,304
Selling general and administrative expenses	542,906	582,188	16,314
Depreciation and amortization	26,154	84,294	2,362
Profit from operations	487,206	904,847	25,355

Impairment of investment in associates	—	(2,903)	(81)
Other income	11,056	375	11
Other expenses	(1,098)	(5,006)	(140)
Foreign exchange gain / (loss) net	2,603	(2,053)	(58)
Share of loss of associates	(7,691)	(7,311)	(205)
Interest income	4,147	712	20
Interest expense	(6,253)	(10,572)	(296)

Profit before tax	489,970	878,089	24,605
Income tax expense	(136,308)	(189,912)	(5,322)

Net profit	353,662	688,177	19,284

Attributable to:
Epuity holders of the parent	365,334	704,335	19,736
Non-controlling interests	(11,672)	(16,158)	(453)
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations	(2,107)	(3,012)	(84)

Total comprehensive income net of tax attributable to:	351,555	685,165	19,199

Epuity holders of the parent	363,975	710,123	19,899
Non-controlling interests	(12,420)	(24,958)	(699)
Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	7.03	13.50	0.38
Diluted profit attributable to ordinary equity holders of the parent	7.02	13.27	0.37

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 35.687 to U.S.$1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2014.

QIWI plc.

Consolidated Cash Flow Statement

(in thousands, except per share data)

	Three months ended
	March 31, 2013	March 31, 2014
	(unaudited)	(unaudited)	March 31, 2014
	RUB	RUB	USD(1)
Cash flows from operating activities
Profit before tax	489,970	878,089	24,605

Adjustments to reconcile profit before income tax to net cash flows generated from operating activities
Depreciation and amortization	26,154	84,294	2,362
Loss on disposal of property and equipment	2,854	1,301	36
Impairment of investment in associates	—	2,903	81
Foreign exchange loss (gain), net	(33)	2,053	58
Interest income, net	(83,897)	(63,733)	(1,786)
Bad debt expense, net	51,908	62,435	1,750
Share of loss of associates	7,691	7,311	205
Share-based payments	77,683	78,933	2,212
Other	1,255	1,023	29

Operating profit before changes in working capital	573,585	1,054,609	29,552

Drease in trade and other receivables	1,173,576	526,911	14,765
Increase in other assets	(1,298)	(31,221)	(875)
Decrease in amounts due to customers and amounts due to banks	(251,959)	(72,468)	(2,031)
Decrease in accounts payable and accruals	(5,958,937)	(5,655,583)	(158,477)
Loans issued from banking operations	(26,024)	(4,004)	(112)

Cash used in operations	(4,491,057)	(4,181,756)	(117,179)

Interest received	155,830	73,103	2,048
Interest paid	(3,849)	(6,575)	(184)
Income tax paid	(128,216)	(160,806)	(4,506)

Net cash flow used in operating activities	(4,467,292)	(4,276,034)	(119,820)

Cash flows used in investing activities
Contribution to associates without change in ownership	—	(10,214)	(286)
Payments for assignment of loans	—	(8,471)	(237)
Purchase of property and equipment	(10,972)	(66,032)	(1,850)
Purchase of intangible assets	(1,453)	(14,799)	(415)
Loans issued	(11,262)	(11,325)	(317)
Repayment of loans issued	4,321	720	20
Purchase of debt instruments	(1,499,952)	(706,846)	(19,807)
Proceeds from settlement of debt instruments	979,316	1,242,313	34,811

Net cash flow used in/generated from investing activities	(540,002)	425,346	11,919

Cash flows generated from financing activities
Exercise of options	—	5,168	145
Proceeds from borrowings	8,870	336,206	9,421
Repayment of borrowings	—	(672)	(19)

Net cash flow generated from financing activities	8,870	340,702	9,547

Effect of exchange rate changes on cash and cash equivalents	2,260	747	21

Net decrease in cash and cash equivalents	(4,996,164)	(3,509,239)	(98,334)

Cash and cash equivalents at the beginning	9,943,160	11,636,913	326,083

Cash and cash equivalents at the end	4,946,996	8,127,674	227,749

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 35.687 to U.S.$1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2014.

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Adjusted Net Revenue, Payment Adjusted Net Revenue and Other Adjusted Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Adjusted Net Revenue, payment revenue in the case of Payment Adjusted Net Revenue, other revenue in the case of Other Adjusted Net Revenue and net profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

Payment Adjusted Net Revenue is the Adjusted Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment adjusted net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment adjusted net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittances payment adjusted net revenue primarily consists of fees charged for transferring funds via money remittance companies. Telecom payment adjusted net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment adjusted net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. Other Adjusted Net Revenue primarily consists of revenue from inactivity fees, interest on deposits and on overdrafts provided to agents, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended
		March 31, 2014
	March 31, 2013	(unaudited)	March 31, 2014
	RUB	RUB	USD(1)
Revenue	2,533	3,259	91.3
Minus: Cost of revenue (exclusive of depreciation and amortization)	1,476	1,688	47.3
Plus: Compensation to employees and related taxes	227	306	8.6

Total Adjusted Net Revenue	1,284	1,877	52.6

Payment Revenue(2)	2,084	2,628	73.6
Minus: Cost of payment revenue (exclusive of depreciation and amortization)(3)	1,372	1,513	42.4
Plus: Compensation to employees and related taxes allocated to payment revenue(4)	188	247	6.9

Payment Adjusted Net Revenue	900	1,362	38.2

Other Revenue(5)	449	631	17.7
Minus: Cost of other revenue (exclusive of depreciation and amortization)(6)	104	175	4.9
Plus: Compensation to employees and related taxes allocated to other revenue(4)	38	59	1.7

Other Adjusted Net Revenue	383	515	14.4

Payment Adjusted Net Revenue	900	1,362	38.2
E-commerce	249	380	10.6
Financial services	188	375	10.5
Money remittances	71	184	5.2
Telecom	314	312	8.8
Other	78	111	3.1
Other Adjusted Net Revenue	383	515	14.4

Total Adjusted Net Revenue	1,284	1,877	52.6

Net Profit	354	688	19.3

Plus:
Depreciation and amortization	26	84	2.4
Other income	(11)	(0)	(0.0)
Other expenses	1	5	0.1
Foreign exchange (loss) gain, net	(3)	2	0.1
Share of loss of associates	8	7	0.2
Impairment of investment in associates	—	3	0.1
Interest income	(4)	(1)	(0.0)
Interest expenses	6	11	0.3
Income tax expenses	136	190	5.3
Offering expenses	20	—	—
Share-based payments expenses	78	79	2.2

Adjusted EBITDA	611	1,068	29.9

Adjusted EBITDA margin	47.6%	56.9%	56.9%
Net profit	354	688	19.3
Amortization of fair value adjustments	6	22	0.6
Offering expenses	20	—	—
Share-based payments expenses	78	79	2.2
Effect of taxation of the above items	(1)	(4)	(0.1)

Adjusted Net Profit	455	785	22.0

Adjusted Net Profit per share:
Basic	8.76	15.04	0.42
Diluted	8.75	14.78	0.41
Shares used in computing Adjusted Net Profit per share
Basic	52,000	52,177	52,177
Diluted	52,048	53,078	53,078

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 35.687 to U.S.$1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2014.
(2)	Payment revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)	Cost of payment revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(4)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for payment revenue and other revenue, therefore it has been allocated between payment revenue and other revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(5)	Other revenue primarily consists of revenue from inactivity fees, interest on deposits and on overdrafts provided to agents, cash and settlement services and advertising.
(6)	Cost of other revenue (exclusive of deprecition and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to other revenue, costs of call-centers and advertising comissions.

QIWI plc.

Other Operating Data

	Three months ended
	March 31, 2013	March 31, 2014	March 31, 2014
	RUB	RUB	USD (1)
Payment volume (billion)(2)	124.5	149.6	4.2

E-commerce	14.6	17.4	0.5
Financial services	31.1	47.3	1.3
Money remittances	6.0	13.1	0.4
Telecom	61.6	58.4	1.6
Other	11.3	13.2	0.4

Payment adjusted net revenue (million)(3)	900.5	1,362.3	38.2

E-commerce	248.7	379.7	10.6
Financial services	188.3	375.4	10.5
Money remittances	71.2	184.2	5.2
Telecom	314.4	312.3	8.8
Other	77.9	110.7	3.1

Payment average net revenue yield	0.72%	0.91%	0.91%

E-commerce	1.71%	2.18%	2.18%
Financial services	0.61%	0.79%	0.79%
Money remittances	1.18%	1.40%	1.40%
Telecom	0.51%	0.53%	0.53%
Other	0.69%	0.84%	0.84%

Total average Net Revenue Yield	1.03%	1.26%	1.26%
Active kiosks and terminals (units)	166,154	167,713	167,713
Active Qiwi Wallet accounts(4)	13.0	15.6	15.6

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 35.687 to U.S.$1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2014.
(2)	Payment volume by market segments and consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market segments less intra-group eliminations.
(3)	Payment Adjusted Net Revenue is calculated as the difference between Payment Gross Revenue and Payment Costs. Payment Gross Revenue primarily consists of merchant and consumer fees. Payment Costs primarily consist of commission to agents.
(4)	Active VISA Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.

In this release, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 35.687 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2014.